Filed Pursuant to Rule 424(b)(3)
Registration No. 333-174103

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated July 8, 2011)

21,018,431 Shares

MICROVISION, INC.

This Prospectus Supplement No. 2 supplements the prospectus dated July 8, 2011, as supplemented to date (as supplemented to date, the "Prospectus"), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-174103). The Prospectus and this prospectus supplement relate to the disposition from time to time of up to 21,018,431 shares of our common stock, which are held or may be held by the selling stockholder named in the Prospectus. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Quarterly Report on Form 10-Q

On November 1, 2011, we filed a Quarterly Report on Form 10-Q with the Securities and Exchange Commission. The text of such Form 10-Q is attached hereto.

Investing in our common stock involves a high degree of risk. Please see the sections entitled "Risk Factors" beginning on page 19 of the Prospectus and "Part II - Item 1A Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 1, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2011

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to _________

Commission file number    0-21221

MicroVision, Inc.
(Exact name of Registrant as Specified in its Charter)

Delaware	91-1600822
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

6222 185th Avenue NE
Redmond, Washington    98052
(Address of Principal Executive Offices, including Zip Code)

(425) 936-6847
(Registrant's Telephone Number, including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file reports), and (2) has been subject to such filing requirements for the past 90 days. YES    ☒        NO    ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES    ☒        NO    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). YES    ☐        NO    ☒

As of October 26, 2011, 117,833,000 shares of the Company's common stock, $0.001 par value, were outstanding.

MicroVision, Inc.
Consolidated Balance Sheets
(In thousands, except per share data)
(Unaudited)

	September 30,	December 31,
	2011	2010
Assets
Current assets
Cash and cash equivalents	$9,369	$19,413
Investment securities, available-for-sale	8	13
Accounts receivable, net of allowances of $308 and $588	877	1,116
Costs and estimated earnings in excess of billings on uncompleted contracts	257	137
Inventory	4,443	6,075
Current restricted investments	-	306
Other current assets	1,120	564
Total current assets	16,074	27,624

Property and equipment, net	2,736	4,169
Restricted investments	1,019	1,189
Intangible assets	2,094	2,233
Other assets	30	18
Total assets	$21,953	$35,233

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$6,301	$7,665
Accrued liabilities	4,432	4,135
Billings in excess of costs and estimated earnings on uncompleted contracts	50	81
Current portion of capital lease obligations	40	40
Current portion of long-term debt	91	85
Total current liabilities	10,914	12,006
Capital lease obligations, net of current portion	84	114
Long-term debt, net of current portion	91	159
Deferred rent, net of current portion	253	697
Other long-term liabilities	-	424
Total liabilities	11,342	13,400

Commitments and contingencies

Shareholders' Equity
Preferred stock, par value $.001; 25,000 shares authorized; 0 and
0 shares issued and outstanding	-	-
Common stock, par value $.001; 200,000 shares authorized; 117,793 and
102,471 shares issued and outstanding	118	102
Additonal paid-in capital	415,560	400,791
Accumulated other comprehensive loss	(35)	(30)
Accumulated deficit	(405,032)	(379,030)
Total shareholders' equity	10,611	21,833
Total liabilities and shareholders' equity	$21,953	$35,233

The accompanying notes are an integral part of these financial statements.

MicroVision, Inc.
Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Product revenue	$1,525	$1,080	$3,315	$3,465
Contract revenue	314	221	798	592
Total revenue	1,839	1,301	4,113	4,057

Cost of product revenue	2,483	4,059	7,708	8,555
Cost of contract revenue	237	53	931	202
Total cost of revenue	2,720	4,112	8,639	8,757

Gross margin	(881)	(2,811)	(4,526)	(4,700)

Research and development expense	3,641	5,920	11,446	16,961
Sales, marketing, general and administrative expense	3,306	3,555	10,182	11,260
Gain on disposal of fixed assets	(4)	-	(11)	-
Total operating expenses	6,943	9,475	21,617	28,221
Loss from operations	(7,824)	(12,286)	(26,143)	(32,921)
Interest income	9	15	36	94
Interest expense	(9)	(15)	(34)	(48)
Gain on derivative instruments, net	-	446	-	875
Other income (expense)	34	(10)	139	(40)
Net loss	$(7,790)	$(11,850)	$(26,002)	$(32,040)

Net loss per share - basic and diluted	$(0.07)	$(0.13)	$(0.25)	$(0.36)

Weighted-average shares outstanding - basic and diluted	109,238	89,376	106,061	88,948

The accompanying notes are an integral part of these financial statements.

MicroVision, Inc.
Consolidated Statements of Comprehensive Loss
(In thousands)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Net loss	$(7,790)	$(11,850)	$(26,002)	$(32,040)

Other comprehensive gain (loss):
Unrealized gain (loss) on investment securities,
available-for-sale	(1)	(1)	(5)	2
Comprehensive loss	$(7,791)	$(11,851)	$(26,007)	$(32,038)

The accompanying notes are an integral part of these financial statements.

MicroVision, Inc.
Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended
	September 30,
	2011	2010
Cash flows from operating activities
Net loss	$(26,002)	$(32,040)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation	1,941	1,127
Amortization of intangible assets	139	1
Gain on disposal of property and equipment	(11)	-
Non-cash stock-based compensation expense	2,759	2,806
Gain on derivative instruments	-	(875)
Inventory write-downs	944	3,830
Non-cash deferred rent	(297)	(207)
Change in:
Accounts receivable, net	239	(888)
Costs and estimated earnings in excess of billings on uncompleted contracts	(120)	63
Inventory	688	(10,617)
Other current assets	(344)	(178)
Other assets	(12)	-
Accounts payable	(1,518)	2,384
Accrued liabilities	150	(575)
Billings in excess of costs and estimated earnings on uncompleted contracts	(31)	2
Other long-term liabilities	(330)	139
Net cash used in operating activities	(21,805)	(35,028)

Cash flows from investing activities
Sales of investment securities	-	100
Purchases of restricted investment securities	-	(305)
Decrease in restricted investment	476	-
Proceeds on sale of property and equipment	11	-
Purchases of property and equipment	(492)	(1,659)
Net cash used in investing activities	(5)	(1,864)

Cash flows from financing activities
Principal payments under capital leases	(30)	(51)
Principal payments under long-term debt	(62)	(58)
Net proceeds from issuance of common stock and warrants	11,858	12,634
Net cash provided by financing activities	11,766	12,525
Net decrease in cash and cash equivalents	(10,044)	(24,367)
Cash and cash equivalents at beginning of period	19,413	43,025
Cash and cash equivalents at end of period	$9,369	$18,658

Supplemental disclosure of cash flow information
Cash paid for interest	$34	$48

Supplemental schedule of non-cash investing and financing activities
Other non-cash additions to property and equipment	$211	$273
Issuance of common stock for prepayment of salaries	$212	$-

The accompanying notes are an integral part of these financial statements.

MicroVision, Inc.
Notes to Consolidated Financial Statements
September 30, 2011
(unaudited)

1. MANAGEMENT'S STATEMENT AND PRINCIPLES OF CONSOLIDATION

Management's Statement

The Consolidated Balance Sheet as of September 30, 2011, the Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2011 and 2010, and Consolidated Statements of Cash Flows for the nine months ended September 30, 2011 and 2010 have been prepared by MicroVision, Inc. ("we" or "us") and have not been audited. In the opinion of management, all adjustments necessary to state fairly the financial position at September 30, 2011 and the results of operations, comprehensive loss and cash flows for all periods presented have been made and consist of normal recurring adjustments. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules of the Securities and Exchange Commission (the "SEC"). The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. You should read these condensed consolidated financial statements in conjunction with the financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The results of operations for the three and nine months ended September 30, 2011 are not necessarily indicative of the operating results that may be attained for the entire fiscal year.

We have incurred significant losses since inception. We have funded operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues and product sales. At September 30, 2011, MicroVision had $9.4 million in cash, cash equivalents and investment securities available-for-sale.

Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations through January 2012. We will require additional cash to fund our operating plan past that time. We are introducing new products into an emerging market which creates significant uncertainty about our ability to accurately project revenue, costs and cash flows. If the level of sales anticipated by our financial plan is not achieved or our working capital requirements are higher than planned, we will need to raise additional cash sooner or take actions to reduce operating expenses. We plan to obtain additional cash through the issuance of equity or debt securities. There can be no assurance that additional cash will be available or that, if available, it will be available on terms acceptable to us on a timely basis. If adequate funds are not available on a timely basis, we intend to consider limiting our operations substantially to extend our funds as we pursue other financing opportunities and business relationships. This limitation of operations could include reducing our planned investment in working capital to fund revenue growth and delaying development projects resulting in reductions in staff, operating costs, capital expenditures and investment in research and development.

We have received a report from our independent public accounting firm regarding the consolidated financial statements for the year ended December 31, 2010 that includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis.

In August 2010, we entered into a committed equity financing facility with Azimuth Opportunity, Ltd. ("Azimuth"). During 2011 we completed two draws from this facility and raised a total of $5.6 million before placement agent and other issuance costs from the sale of approximately 4.5 million shares of our common stock. In July 2011, we cancelled this facility.

In May 2011, we entered into a committed equity financing facility with Azimuth, under which we may sell to Azimuth up to the lesser of $40.0 million or 21,018,431 of our shares of common stock over a 24-month term, which began on July 8, 2011. In August 2011, we raised $1.5 million before placement agent and other issuance costs from the sale of approximately 1.6 million shares of our common stock. As of September 30, 2011, we have the lesser of approximately $ 38.5 million or 19.2 million shares of common stock remaining available under the facility.

In September 2011, we entered into a another committed equity financing facility with Azimuth, under which we may sell to Azimuth up to the lesser of $35.0 million or 22,030,737 of our shares of common stock over a 24-month term, which began on September 13, 2011. In September 2011, we raised $5.0 million before placement agent and other issuance costs from the sale of approximately 7.6 million shares of our common stock. As of September 30, 2011, we have the lesser of approximately $30 million or 14.4 million shares of common stock remaining available under this facility.

We may use these facilities as part of our plan to raise additional cash, though we may not be able to sell shares under either facility in the amounts desired or at all. We are not obligated to use these facilities and remain free to enter into and consummate other equity and debt financing transactions. See Note 10 for more information.

Principles of Consolidation

Our consolidated financial statements include the accounts of MicroVision, Inc. and MicroVision Innovations Singapore Pte. Ltd. ("MicroVision Singapore"), a wholly owned foreign subsidiary. MicroVision Singapore was incorporated in April 2011 and is engaged in advanced research and development activities and operational support functions for MicroVision, Inc. There were no material intercompany accounts and transactions during the nine months ended September 30, 2011.

2. NET LOSS PER SHARE

Basic net loss per share is calculated using the weighted-average number of common shares outstanding during the reporting periods. Diluted net loss per share is calculated using the weighted-average number of common shares outstanding and taking into account the dilutive effect of all potentially dilutive securities, including common stock equivalents and convertible securities outstanding. Potentially dilutive common stock equivalents primarily consist of warrants, employee stock options and nonvested equity shares. Diluted net loss per share for the three and nine months ended September 30, 2011 and 2010 is equal to basic net loss per share because the effect of all potential common stock outstanding during the periods, including options, warrants and nonvested equity shares is anti-dilutive. The components of basic and diluted net loss per share were as follows (in thousands, except loss per share data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Numerator:
Net loss available for common shareholders - basic and diluted	$(7,790)	$(11,850)	$(26,002)	$(32,040)

Denominator:
Weighted-average common shares outstanding - basic and diluted	109,238	89,376	106,061	88,948

Net loss per share - basic and diluted	$(0.07)	$(0.13)	$(0.25)	$(0.36)

On September 30, 2011 and 2010, we excluded the following convertible securities from diluted net loss per share, as the effect of including them would have been anti-dilutive: publicly traded warrants exercisable for 6,025,000 and 6,025,000 shares of common stock, respectively, options and private warrants exercisable into a total of 10,195,000 and 12,536,000 shares of common stock, respectively, and 1,017,000 and 485,000 shares of nonvested equity shares, respectively.

3. CASH EQUIVALENTS, INVESTMENT SECURITIES AVAILABLE-FOR-SALE AND FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between informed market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-level fair value inputs hierarchy, and requires an entity to maximize the use of observable valuation inputs and minimize the use of unobservable inputs. When estimating fair values, we use market data, assumptions and risks we believe market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques. The authoritative guidance establishes a three-level fair value inputs hierarchy, and requires us to use observable valuation inputs where possible.

Our cash equivalents and investment securities available-for-sale are comprised of money market savings accounts and equity securities. The corporate equity securities are valued using inputs and common methods with sufficient levels of transparency and observability to be classified at Level 2.

The valuation inputs hierarchy classification for our assets measured at fair value on a recurring basis are summarized below as of September 30, 2011. This table does not include cash held in our money market savings accounts. As of September 30, 2011, we did not have any liabilities measured at fair value on a recurring basis.

As of September 30, 2011:	Level 1	Level 2	Level 3	Total
Assets
Corporate equity securities	-	8,000	-	8,000
	$-	$8,000	$-	$8,000

As December 31, 2010:	Level 1	Level 2	Level 3	Total
Assets
Corporate equity securities	-	13,000	-	13,000
	$-	$13,000	$-	$13,000

4. INVENTORY

Inventory consists of the following:

	September 30,	December 31,
	2011	2010
Raw materials	$3,151,000	$3,924,000
Finished goods	1,292,000	2,151,000
	$4,443,000	$6,075,000

The inventory at September 30, 2011 and December 31, 2010 consisted of raw materials primarily for our accessory pico projectors and PicoP display engine, and finished goods primarily composed of our accessory pico projectors. Historically our cost has been higher than our selling price for our accessory pico projectors and we have recognized write downs for lower of cost or market adjustments primarily comprised of adjustments to reflect our current estimated selling prices for our inventory. During the three and nine months ended September 30, 2011, we recognized zero and $944,000 in write downs for lower of cost or market adjustments.

Inventory is stated at the lower of cost or market, with cost determined on a net realizable value basis. Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. In addition, we reduce the value of our inventory to our estimated scrap value when management determines that it is not probable that the inventory will be consumed through normal production during the next twelve months.

5. SEVERANCE ARRANGEMENTS

In January 2011, we reduced our workforce by approximately 20%, recorded an expense of $372,000 and paid $341,000 related to the severance agreements for these employees during the first half of 2011. The remaining payments of $31,000 for outplacement services expired unused and during the three months ended September 30, 2011 we reduced the recorded expense related to severance agreements accordingly.

6. SHARE-BASED COMPENSATION

We use the straight-line attribution method to allocate the fair value of share-based compensation awards over the requisite service period for each award. The following table shows the amount of stock-based employee compensation expense included in the consolidated statements of operations:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Cost of contract revenue	$56,000	$5,000	$97,000	$12,000
Cost of product revenue	60,000	7,000	100,000	37,000
Research and development expense	337,000	274,000	1,075,000	1,084,000
Sales, marketing, general and administrative expense	447,000	415,000	1,337,000	1,657,000
Total share-based employee compensation expense	$900,000	$701,000	$2,609,000	$2,790,000

As part of our 2011 plan to conserve cash used in operations, we implemented two share-based compensation programs during the three months ended June 30, 2011 under which we issued shares of our common stock as compensation instead of cash.

In May 2011, we issued 418,000 shares of our common stock as incentive awards to non-executive employees under the 2006 Incentive Plan. The shares were valued using our closing stock price on the date of grant. We expensed $560,000 of share-based employee compensation for these awards at grant in May 2011.

In June 2011, we implemented a voluntary program in which certain non-executive senior professional employees could elect to receive a portion of their 2011 salary in stock instead of cash. In June 2011 we issued 510,000 shares of our common stock under the 2006 Incentive Plan as prepayment of salary for future service. The shares were valued using our closing stock price on the date of grant. The total share-based compensation expense for these awards was $627,000, of which $179,000 was amortized during the three months ended June 30, 2011 and the remaining $448,000 was amortized during the three months ended September 30, 2011 for service completed as of that date. In September 2011, we issued 241,000 shares of our common stock under this program. A total of $212,000 of share-based compensation expense for these awards will be amortized during the fourth quarter of 2011. Program participants who voluntarily leave employment prior to completion of the service period must repay the pro-rata portion of the prepaid salary for the uncompleted service period.

Options Activity and Positions

The following table summarizes shares, weighted average exercise price, weighted average remaining contractual term and aggregate intrinsic value of options outstanding and options exercisable as of September 30, 2011:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
Options	Shares	Price	(years)	Value
Outstanding as of September 30, 2011	7,898,000	$3.24	5.8	$-

Exercisable as of September 30, 2011	6,024,000	$3.57	5.0	$-

As of September 30, 2011, our unamortized share-based employee compensation was $2.3 million which we plan to amortize over the next 2.3 years, and our unamortized nonvested equity share-based employee compensation was $968,000 which we plan to amortize over the next 1.7 years.

7. LONG-TERM NOTES

Tenant Improvement Loan Agreement

During 2006, we entered into a loan agreement with the lessor of our corporate headquarters in Redmond, Washington to finance $536,000 in tenant improvements. The loan carries a fixed interest rate of 9% per annum, is repayable over the initial term of the lease, which expires in 2013, and is secured by a letter of credit. The balance of the loan was $182,000 at September 30, 2011.

8. WARRANTS

Prior to 2011, we had common stock warrants outstanding that were issued in connection with certain notes. The warrants met the definition of derivative instruments that must be accounted for as liabilities because we could not engage in certain corporate transactions affecting the common stock unless we made a cash payment to the holders of the warrants. During 2010 these warrants expired unexercised. We recorded changes in the fair values of the warrants in the statement of operations each period. We valued the warrants at September 30, 2010 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 80%; expected dividend yield of 0%; risk free interest rate of 0.15%; and contractual lives of 0.2 years. The change in value of the warrants of $338,000 and $829,000 for the three and nine months ended September 30, 2010, respectively, was recorded as a non-operating gain and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

9. COMMITMENTS AND CONTINGENCIES

Litigation

We are subject to various claims and pending or threatened lawsuits in the normal course of business. We are not currently party to any legal proceedings that management believes are reasonably possible to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

10. COMMITTED EQUITY FINANCING FACILITY

In August 2010, we entered into a committed equity financing facility (CEFF) with Azimuth, under which we could sell to Azimuth up to the lesser of $60.0 million or 17,771,901 of our shares of common stock over a 24-month term, which began on September 9, 2010. During 2011, we completed two draws from this facility and raised a total of $5.6 million in gross proceeds from the sale of approximately 4.5 million shares of our common stock. In July 2011, we cancelled this facility.

In May 2011, we entered into a CEFF with Azimuth, under which we may sell to Azimuth up to the lesser of $40.0 million or 21,018,431 of our shares of common stock over a 24-month term, which began on July 8, 2011. We paid Azimuth 225,000 shares of our common stock in consideration for entering into the CEFF with us. In August 2011, we raised $1.5 million in gross proceeds from the sale of approximately 1.6 million shares of our common stock under this facility.

From time to time over the agreement term, and at our sole discretion, we may present Azimuth with draw-down notices requiring Azimuth to purchase shares of our common stock over 10 consecutive trading days (the "Draw-Down Period") at a pre-determined purchase price. The per share purchase price is the daily volume-weighted average price (VWAP) of our common stock on each trading day of the Draw-Down Period, less a discount ranging from 3.50% to 10.0%. The discount is determined by a minimum threshold price that we specify which cannot be less than $0.75. If the daily VWAP of our common stock falls below the threshold price on any trading day during a Draw-Down Period, Azimuth will not purchase the pro rata portion of shares for that day. We will determine, in our sole discretion, the timing, the dollar amount and the price per share of each draw under this facility, subject to certain conditions.

We can require Azimuth to purchase the greater of the daily allocation amount specified in the draw-down notice or a percentage of the daily trading volume of our common stock for each trading day during the Draw-Down Period, subject to certain limitations. The total dollar amount of each draw is subject to certain agreed-upon limitations based on the market price of our common stock at the time of the draw. We are allowed to present Azimuth with up to 24 draw-down notices during the agreement term. Only one draw-down notice is allowed per Draw-Down Period with a minimum of five trading days required between each Draw-Down Period.

In September 2011, we entered into another CEFF with Azimuth, under which we may sell to Azimuth up to the lesser of $35.0 million or 22,030,737 of our shares of common stock over a 24-month term, which began on September 13, 2011. This facility provides additional flexibility in the types and timing of draw downs, compared to the May 2011 CEFF. In September 2011, we raised $5.0 million in gross proceeds from the sale of approximately 7.6 million shares of our common stock under this CEFF.

As in our May 2011 CEFF, from time to time over the term of our September 2011 CEFF, we may present Azimuth with draw-down notices requiring Azimuth to purchase shares of our common stock over the Draw-Down Period at a pre-determined purchase price. Once presented with a draw-down notice, Azimuth must purchase a pro rata portion of the shares on each trading day during the Draw-Down Period on which the daily VWAP for our common stock exceeds the threshold price specified in the draw-down notice. We can require Azimuth to purchase the greater of the daily allocation amount specified in the draw-down notice or a percentage of the daily trading volume of our common stock for each trading day during the Draw-Down Period, subject to certain limitations.

The per share purchase price for these shares is the daily VWAP of our common stock on each day of the Draw-Down Period, less a discount ranging from 3.5% to 6.5%. The discount is determined by the threshold price that we specify in the draw-down notice. If the daily VWAP of our common stock falls below the threshold price on any trading day during a Draw-Down Period, Azimuth will not be required to purchase the pro rata portion of shares for that day. However, Azimuth may elect to buy the pro-rata portion of shares allocated to that day at the threshold price less the discount described above.

The agreement also provides that from time to time, and at our sole discretion, we may grant Azimuth the option to purchase additional shares of our common stock during each Draw-Down Period up to an aggregate amount we specify. If Azimuth exercises this option, we would sell to Azimuth the shares of our common stock at the greater of the daily VWAP of our common stock on the day Azimuth exercises its option or the threshold price for the option we determined, less the same discount applied to the fixed amount in the draw-down notices. We are allowed to present Azimuth with up to 24 draw-down notices during the 24-month term, with only one draw-down notice allowed per Draw-Down Period and a minimum of five trading days required between each Draw-Down Period, unless we and Azimuth otherwise agree.

Reedland Capital Partners is acting as placement agent and receives a fee for its services equal to 1% of the aggregate dollar amount of common stock purchased by Azimuth upon settlement of any draws under these facilities.

11. RECEIVABLES FROM RELATED PARTIES

Our accounts receivable balance at September 30, 2011 and revenue for the nine months ended September 30, 2011, include $409,000 from a sale of PicoP engines to Walsin Lihwa Corporation which has informed us of its plans to integrate the engines into its product scheduled for commercial release in China in late 2011. Based on filings with the SEC as of September 30, 2011, Walsin Lihwa beneficially owns approximately 8.4% of our common stock as determined in accordance with SEC rules, through its wholly owned subsidiary Max Display Enterprises Limited.

12. NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued a new accounting standard on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The standard is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. We do not expect this adoption to have a material impact on our financial statements.

In June 2011, the FASB issued a new accounting standard on the presentation of comprehensive income. The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new standard also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. The standard is effective for fiscal years, and interim periods within these years, beginning after December 15, 2011. Early adoption is permitted. The adoption of this standard will have no material impact on our financial statements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The information set forth in this report in Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 3, "Quantitative and Qualitative Disclosure about Market Risk," includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to the safe harbor created by that section. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for product development and cooperative arrangements, future operations, financing needs or plans of MicroVision , as well as assumptions relating to the foregoing. The words "anticipate," "believe," "estimate," "expect," "goal," "may," "plan," "project," "will" and similar expressions identify forward-looking statements, which speak only as of the date the statement was made. Factors that could cause actual results to differ materially from those projected in our forward-looking statements include the following: our ability to obtain financing; market acceptance of our technologies and products; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches; the ability to achieve key technical milestones in key products; and other risk factors identified in this report under the caption "Item 1A - Risk Factors."

Overview

We are developing high-resolution miniature laser display and imaging engines based upon our proprietary PicoP® display engine technology. Our PicoP technology utilizes our widely patented expertise in two-dimensional Micro-Electrical Mechanical Systems (MEMS), lasers, optics and electronics to create a high-quality video or still image from a small form factor device with lower power needs than conventional display technologies. Our strategy is to develop and supply PicoP display engines to original equipment manufacturers (OEMs) that would embed them into a variety of consumer, automotive, enterprise and industrial products.

The primary objective for consumer applications is to provide users of mobile consumer devices such as smartphones, media players, tablet PCs, and other consumer electronic products with a large-screen viewing experience produced by a small embedded projector. These potential products would allow users to watch movies and videos, play video games, and display images and other data onto a variety of surfaces, freeing users from the limitations of a small, palm-sized screen. During the third quarter of 2011, we fulfilled an initial order of approximately $0.5 million and received a follow-on order for $3.5 million from ESPlus Company Ltd., a Korean consumer electronics manufacturer, for PicoP engines. ESPlus released its product, a mobile media player which has an embedded PicoP display engine, at the Korean Electronics Show in October 2011.

The PicoP could be further modified to be embedded into a pair of glasses to provide the mobile user with a see-through or occluded personal display to view movies, play games or access other content.

The PicoP with some modification could be embedded into a vehicle or integrated into a portable stand-alone aftermarket device to create a high-resolution head-up display (HUD) that could project point-by-point navigation, critical operational, safety and other information important to the vehicle operator. During the second quarter of 2011, we entered into a development agreement with a major automotive manufacturer to incorporate our PicoP head-up display (PicoHUD™) technology into its test vehicles. It is anticipated that the first phase will be followed by a series of milestones that may result in introduction of the HUD into a production vehicle in 2014. The prototypes are intended for installation in early test vehicles for specific upcoming models already identified on the automobile manufacturer's production roadmap.

The enterprise products employing our technology would allow users in field-based professions such as service repair or sales to view and share information such as schematics for equipment repair and sales data and orders within CRM applications on a larger, more user-friendly interface. We also see potential for embedding the PicoP laser display engine in industrial products where our displays could be used for 3D measuring and digital signage, enhancing the overall user experience of these applications.

We currently market and sell our SHOWWX™ line of accessory pico projectors through a network of global distributors as well as directly to end users through our website. In the future, we plan to add distribution channels and geographic locations for our PicoP-based products. We continue to enter into a limited number of development agreements with commercial and U.S. government customers to develop advanced prototypes and demonstration units based on our light scanning technologies.

Results of Operations

		% of		% of
		product		product
(in thousands)	2011	revenue	2010	revenue	$ change	% change
Three months ended September 30
Pico projector revenue	$1,488	97.6	$985	91.2	$503	51.1
Bar code revenue	37	2.4	95	8.8	(58)	(61.1)
Total product revenue	$1,525	100.0	$1,080	100.0	$445	41.2

		% of		% of
		product		product
(in thousands)	2011	revenue	2010	revenue	$ change	% change
Nine months ended September 30
Pico projector revenue	$3,128	94.4	$3,150	90.9	$(22)	(0.7)
Bar code revenue	187	5.6	315	9.1	(128)	(40.6)
Total product revenue	$3,315	100.0	$3,465	100.0	$(150)	(4.3)

Product revenue.

Our product sales generally include acceptance provisions. We recognize product revenue upon acceptance of the product by the customer or expiration of the contractual acceptance period, after which there are no rights of return. We have entered into agreements with resellers and distributors, as well as selling directly to the public. Sales made to resellers and distributors are recognized using either the sell-through method or upon expiration of the contractually agreed-upon acceptance period, depending on our ability to reasonably estimate returns. Some of the agreements with resellers and distributors contain price-protection clauses, and revenue is recognized net of these amounts. Sales made directly to the public are recognized either upon expiration of the contractual acceptance period after which there are no rights of return, or net of estimated returns and allowances. Provisions are made for warranties at the time revenue is recorded.

Our quarterly revenue may vary substantially due to the timing of product orders from customers, production constraints and availability of components and raw materials.

Pico projector revenue includes the sales of our SHOWWX™ line of accessory pico projectors and related accessories, and PicoP engines. Pico projector revenue was higher for the three months ended September 30, 2011 than the same period in 2010, as a result of increased sales of our PicoP engines compared to the prior year and a one-time sale of our pico projectors to a single customer. During the third quarter of 2011, we shipped an order of approximately $500,000 to ESPlus Company Ltd., a Korean consumer electronics manufacturer, which supported initial production of its mobile media player product launched at the Korean Electronics Show in October 2011.

Bar code revenue was lower during 2011 than the same periods in 2010, due to our decision to stop marketing our bar code product during 2009 and focus on commercializing the PicoP technology. We do not expect to increase our investment in the bar code product in the future.

The backlog of product orders at September 30, 2011 was approximately $4.2 million and is scheduled for delivery within one year. Product backlog at September 30, 2011 includes an order of $3.5 million from ESPlus Company Ltd. scheduled for shipment during the fourth quarter of 2011.

Contract revenue.

		% of		% of
		contract		contract
(in thousands)	2011	revenue	2010	revenue	$ change	% change
Three months ended September 30
Government revenue	$81	25.8	$-	-	$81	100.0
Commercial revenue	233	74.2	221	100.0	12	5.4
Total contract revenue	$314	100.0	$221	100.0	$93	42.1

		% of		% of
		contract		contract
(in thousands)	2011	revenue	2010	revenue	$ change	% change
Nine months ended September 30
Government revenue	$254	31.8	$71	12.0	$183	257.7
Commercial revenue	544	68.2	521	88.0	23	4.4
Total contract revenue	$798	100.0	$592	100.0	$206	34.8

We earn contract revenue from performance on development contracts with the U.S. government and commercial customers and from the sale of prototype units and evaluation kits based on our PicoP display engine. Our contract revenue from development contracts in a particular period is dependent upon when we enter into a contract, the value of the contracts we have entered into and the availability of technical resources to perform work on the contracts. Our contract revenue from sales of prototype units and evaluation kits may vary substantially due to the timing of orders from customers and potential constraints on resources.

We recognize contract revenue as work progresses on long-term, cost plus fixed fee, and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. We have developed processes that allow us to make reasonable estimates of the cost to complete a contract. When we begin work on the contract and at the end of each accounting period, we estimate the costs required to complete the contract and compare these estimates to costs incurred to date. Since our contracts generally require some level of technology development, the actual costs required to complete a contract can vary from our estimates. Recognized revenues are subject to revisions as actual cost becomes certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known. In the future, revisions in these estimates could significantly impact recognized revenue in any one reporting period. We recognize contract revenue on the sale of prototype units and evaluation kits upon acceptance of the deliverables by the customer or expiration of the contractual acceptance period, after which there are no rights of return. While we anticipate future revenue from these units, quarterly revenue may vary substantially due to the timing of orders from customers and potential constraints on resources.

Contract revenue was higher during the three and nine months ended September 30, 2011 than the same periods in 2010, due to increased activity on government and commercial contracts compared to the prior year. We expect that we will enter into few new development contracts in 2011 as we continue to focus our resources on commercialization of our PicoP-based products.

Our backlog of development contracts, including orders for prototype units and evaluation kits, at September 30, 2011 was $933,000, all of which is scheduled for completion or delivery during the next twelve months.

Cost of product revenue.

		% of		% of
		product		product
(in thousands)	2011	revenue	2010	revenue	$ change	% change
Three months ended September 30	$2,483	162.8	$4,059	375.8	$(1,576)	(38.8)
Nine months ended September 30	7,708	232.5	8,555	246.9	(847)	(9.9)

Our cost to produce accessory pico projector units during the three and nine months ended September 30, 2011 were substantially higher than product revenue. Cost of product revenue includes the direct and allocated indirect cost of manufacturing products sold to customers. Direct costs include labor, materials and other costs incurred directly in the manufacture of these products. Indirect costs include labor and other overhead costs associated with operating our manufacturing capabilities and capacity. Our overhead, which includes the costs of procuring, inspecting and storing material, and facility and depreciation costs, is allocated to cost of product revenue based on the level of effort supporting production. In the event that we maintain production capacity in excess of production requirements, cost of product revenue may also include manufacturing overhead associated with the excess capacity.

Cost of product revenue for the three and nine months ended September 30, 2011, included write downs of zero and $944,000, respectively, compared to $2.0 million and $3.8 million, respectively for the same periods in 2010. The write downs included lower of cost or market adjustments to reflect our current estimated selling prices for our inventory in stock at the end of each quarter. During the third quarter of 2011, we sold inventory which had been previously written down to the lower of cost or market. Accordingly, cost of product revenue for the three months ended September 30, 2011, did not include approximately $1.7 million of previously recognized write downs associated with this inventory. During the three and nine months ended September 30, 2010, cost of product revenue also included $500,000 and $521,000, respectively, of warranty expense primarily associated with our PicoP display engine.

During the three and nine months ended September 30, 2011, we expensed approximately $247,000 and $945,000, respectively, of manufacturing overhead associated with production capacity in excess of production requirements. We did not expense any overhead associated with excess capacity as cost of product revenue in the comparable periods of 2010. We classified overhead cost allocated to the accessory pico projector as research and development expense until February 2010, when we determined that the product's design and production processes were mature enough to support commercial production and we began classifying overhead cost to cost of product revenue.

The decrease in cost of product revenue for the three and nine months ended September 30, 2011, compared to the same period in 2010, was primarily a result of approximately $1.7 million of previously written down inventory that was sold in the third quarter of 2011. The cost of product revenue as a percentage of product revenue can fluctuate significantly from period to period, depending on the product mix and volume and the level of overhead expense. The increase in the cost of product revenue as a percentage of product revenue in 2011, compared to the same periods in 2010, was primarily attributed to manufacturing overhead associated with production capacity in excess of production requirements.

Cost of contract revenue.

		% of		% of
		contract		contract
(in thousands)	2011	revenue	2010	revenue	$ change	% change
Three months ended September 30	$237	75.5	$53	24.0	$184	347.2
Nine months ended September 30	931	116.7	202	34.1	729	360.9

Cost of contract revenue includes both the direct and allocated indirect costs of performing on development contracts and producing prototype units and evaluation kits. Direct costs include labor, materials and other costs incurred directly in performing on a contract or producing prototype units and evaluation kits. Indirect costs include labor and other costs associated with operating our research and development department and building our technical capabilities and capacity. Cost of contract revenue is determined by the level of direct and indirect costs incurred, which can fluctuate substantially from period to period.

Cost of contract revenue for the three and nine months ended September 30, 2011 includes a provision for estimated losses on uncompleted contracts of $(111,000) and $186,000, respectively, compared to zero in the comparable periods of 2010. We recognize any estimated losses on contracts in full as soon as identified. The losses are primarily a result of our decision to share costs with our customer for development of advanced in-vehicle HUD prototypes in anticipation of follow-on revenue opportunities and excess material cost associated with minimum order quantities for materials required to complete one of our development contracts.

Cost of contract revenue and the cost of contract revenue as a percentage of revenue were higher during the three and nine months ended September 30, 2011 than the same periods in 2010 as a result of the provision for estimated losses and higher labor expense resulting from a change in the labor resources allocated to the contracts.

The cost of contract revenue as a percentage of contract revenue can fluctuate significantly from period to period, depending on the contract cost mix and the levels of direct and indirect costs incurred.

Research and development expense.

(in thousands)	2011	2010	$ change	% change
Three months ended September 30	$3,641	$5,920	$(2,279)	(38.5)
Nine months ended September 30	11,446	16,961	(5,515)	(32.5)

Research and development expense consists of compensation-related costs of employees and contractors engaged in internal research and product development activities, direct material to support development programs, laboratory operations, outsourced development and processing work, and other operating expenses. We allocate our research and development resources based on the business opportunity of the available projects, the skill mix of the resources available and the contractual commitments we have made to customers.

The decrease in research and development expense during the three and nine months ended September 30, 2011, compared to the same periods in 2010, is primarily attributable to decreased subcontractor costs associated with advanced research and decreased payroll costs due to reductions in staffing levels, compared to the prior year.

In 2011, we have been aggressively managing our operating expenses as part of our strategy to simplify operations and significantly reduce our 2011 cash requirements as we focus our efforts on development of the next-generation of our PicoP technology based on direct green lasers. As a result, our research and development expense has decreased for the first nine months of 2011 compared to same period in 2010.

We believe that a substantial level of continuing research and development expense will be required to develop additional commercial products using the PicoP technology. Accordingly, we anticipate our level of research and development spending will continue to be substantial.

Sales, marketing, general and administrative expense.

(in thousands)	2011	2010	$ change	% change
Three months ended September 30	$3,306	$3,555	$(249)	(7.0)
Nine months ended September 30	10,182	11,260	(1,078)	(9.6)

Sales, marketing, general and administrative expense includes compensation and support costs for marketing, sales, management and administrative staff, and for other general and administrative costs, including legal and accounting services, consultants and other operating expenses. The decrease in cost during 2011 compared to the same periods in 2010 is primarily due to decreased payroll costs due to reductions in staffing levels.

In 2011, we have been aggressively managing our operating expenses as part of our strategy to simplify operations and significantly reduce our 2011 cash requirements as we focus our efforts on development of the next-generation of our PicoP technology based on direct green lasers. As a result, our sales, marketing, general and administrative expense has decreased for the first nine months of 2011 compared to the same period in 2010.

Interest income.

(in thousands)	2011	2010	$ change	% change
Three months ended September 30	$9	$15	$(6)	(40.0)
Nine months ended September 30	36	94	(58)	(61.7)

The decrease in interest income for the three and nine months ended September 30, 2011 compared to the same periods in 2010 resulted primarily from lower average cash, investment securities balances and interest rates.

Interest expense.

(in thousands)	2011	2010	$ change	% change
Three months ended September 30	$(9)	$(15)	$6	(40.0)
Nine months ended September 30	(34)	(48)	14	(29.2)

Gain on derivative instruments, net.

(in thousands)	2011	2010	$ change	% change
Three months ended September 30	$-	$446	$(446)	(100.0)
Nine months ended September 30	-	875	(875)	(100.0)

Prior to 2011, we had common stock warrants outstanding that were issued in connection with certain notes. The warrants met the definition of derivative instruments that must be accounted for as liabilities because we could not engage in certain corporate transactions affecting the common stock unless we made a cash payment to the holders of the warrants. During 2010 these warrants expired unexercised. We recorded changes in the fair values of the warrants in the consolidated statements of operations each period. We valued the warrants at September 30, 2010 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 80%; expected dividend yield of 0%; risk free interest rate of 0.15%; and contractual life of 0.2 years. The changes in value of the warrants of $338,000 and $829,000 for the three and nine months ended September 30, 2010 were recorded as non-operating gains and are included in "Gain on derivative instruments, net" in the consolidated statements of operations.

Liquidity and Capital Resources

We have incurred significant losses since inception. We have funded our operations to date primarily through the sale of equity and debt securities and, to a lesser extent, from development contract revenues and product sales. At September 30, 2011, we had $9.4 million in cash, cash equivalents and investment securities available-for-sale.

We anticipate lowering our cash used in operations in 2011 significantly, through a combination of:

  sharing development and commercialization costs of the next-generation PicoP technology based on direct green lasers with our development partners;
  limiting our future investment into advancement of the current-generation PicoP technology based on synthetic green lasers;
  moving future product development to original design manufacturers;
  lowering our working capital requirements through a recently completed restructuring of inventory cycles with major suppliers; and
  reducing our operating costs through a 20% workforce reduction completed in January 2011, in addition to other measures.

Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations through January 2012. We will require additional cash to fund our operating plan past that time. We are introducing new products into an emerging market, which creates significant uncertainty about our ability to accurately project revenue, costs and cash flows. If the level of sales anticipated by our financial plan is not achieved or our working capital requirements are higher than planned, we will need to raise additional cash sooner or take actions to reduce operating expenses. We plan to obtain additional cash through the issuance of equity or debt securities. There can be no assurance that additional cash will be available or that, if available, it will be available on terms acceptable to us on a timely basis. If adequate funds are not available on a timely basis, we intend to consider limiting our operations substantially to extend our funds as we pursue other financing opportunities and business relationships. This limitation of operations could include reducing our planned investment in working capital to fund revenue growth and delaying development projects resulting in reductions in staff, operating costs, capital expenditures and investment in research and development.

In August 2010, we entered into a committed equity financing facility with Azimuth Opportunity, Ltd. ("Azimuth"). During 2011 we completed two draws from this facility and raised a total of $5.6 million before placement agent and other issuance costs from the sale of approximately 4.5 million shares of our common stock. In July 2011, we cancelled this facility.

In May 2011, we entered into a committed equity financing facility with Azimuth, under which we may sell to Azimuth up to the lesser of $40.0 million or 21,018,431 of our shares of common stock over a 24-month term, which began on July 8, 2011. In August 2011, we raised $1.5 million before placement agent and other issuance costs from the sale of approximately 1.6 million shares of our common stock. As of September 30, 2011, we have the lesser of approximately $ 38.5 million or 19.2 million shares of common stock remaining available under the facility.

In September 2011, we entered into another committed equity financing facility with Azimuth, under which we may sell to Azimuth up to the lesser of $35.0 million or 22,030,737 of our shares of common stock over a 24-month term, which began on September 13, 2011. In September 2011, we raised $5.0 million before placement agent and other issuance costs from the sale of approximately 7.6 million shares of our common stock. As of September 30, 2011, we have the lesser of approximately $30 million or 14.4 million shares of common stock remaining available under this facility. However, we may not be able to sell shares under either facility in the amounts desired or at all.

We have received a report from our independent public accounting firm regarding the consolidated financial statements for the year ended December 31, 2010 that includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis.

Cash used in operating activities totaled $21.8 million during the nine months ended September 30, 2011, compared to $35.0 million during the same period in 2010. During the nine months ended September 30, 2011, the decrease in net cash used in operating activities was primarily driven by lower inventory purchases for commercialization of PicoP-based products as well as savings resulting from steps taken to lower our 2011 cash use as described above.

Net cash used in investing activities totaled $5,000 for the nine months ended September 30, 2011 compared to $1.9 million during the nine months ended September 30, 2010. During the nine months ended September 30, 2011, we used cash of $492,000 for capital expenditures, compared to $1.7 million during the same period in 2010. During the nine months ended September 30, 2011, the decrease in cash used in investing activities was primarily a result of fewer costs associated with a new enterprise resource planning system and production equipment purchases compared to one year ago.

Net cash provided by financing activities totaled $11.8 million for the nine months ended September 30, 2011, compared to $12.5 million for the same period in 2010. During the nine months ended September 30, 2011 we completed four draws from our committed equity financing facilities, for a total of $12.1 million before placement agent and other issuance costs from the sale of 13.7 million shares of our common stock.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Market Liquidity Risks

As of September 30, 2011, all of our cash, cash equivalents and investment securities available-for-sale have variable interest rates or are equity investments traded in active markets. Therefore, we believe our exposure to the market and interest rate risk is not material. Our investment policy generally directs that the investment managers should select investments to achieve principal preservation, adequate liquidity and return.

The values of cash equivalents and investment securities available-for-sale by maturity date as of September 30, 2011, are as follows:

(amount in thousands)	Amount	Percent
Cash and cash equivalents	$9,369	99.91%
Less than one year	8	0.09%
One to two years	-	-
Greater than five years	-	-%
	$9,377	100.00%

Foreign Exchange Rate Risk

All of our development contract payments are made in U.S. dollars. However, in the future we may enter into additional development contracts in foreign currencies that may subject us to foreign exchange rate risk. We have purchase orders and supply agreements in foreign currencies and may enter into such arrangements from time to time in the future. We believe our exposure to currency fluctuations related to these arrangements is not material. We intend to enter into foreign currency hedges to offset material exposure to currency fluctuations when we can adequately determine the timing and amounts of the exposure.

ITEM 4. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) of the Exchange Act) as of the end of the period covered by this report and, based on this evaluation, our principal executive officer and principal financial officer have concluded that these disclosure controls and procedures are effective. There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)) of the Exchange Act) that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II: OTHER INFORMATION

ITEM 1A - RISK FACTORS

Risk Factors Relating to the MicroVision Business

We have a history of operating losses and expect to incur significant losses in the future.

We have had substantial losses since our inception. We cannot assure you that we will ever become or remain profitable.

  As of September 30, 2011, we had an accumulated deficit of $405.0 million.
  We incurred consolidated net losses of $292.0 million from inception through 2008, $39.5 million in 2009, and $47.5 in 2010, and a net loss of $26.0 million in the nine months ended September 30, 2011.

The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered by companies formed to develop and market new technologies. In particular, our operations to date have focused primarily on research and development of our technology platform and development of demonstration units. We are unable to accurately estimate future revenues and operating expenses based upon historical performance.

We cannot be certain that we will succeed in obtaining additional development contracts or that we will be able to obtain substantial customer orders for our products. In light of these factors, we expect to continue to incur substantial losses and negative cash flow at least through 2011 and likely thereafter. We cannot be certain that we will achieve positive cash flow at any time in the future.

We will require additional capital to fund our operations and to implement our business plan. If we do not obtain additional capital, we may be required to curtail our operations substantially. Raising additional capital may dilute the value of current shareholders' shares.

Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations through January 2012. We will require additional cash to fund our operating plan past that time. We are introducing new products into an emerging market which creates significant uncertainty about our ability to accurately project revenue, costs and cash flows. If the level of sales anticipated by our financial plan is not achieved or our working capital requirements are higher than planned, we will need to raise additional cash sooner or take actions to reduce operating expenses. We plan to obtain additional cash through the issuance of equity or debt securities.

Our capital requirements will depend on many factors, including, but not limited to, the rate at which we can, directly or through arrangements with original equipment manufacturers, introduce products incorporating the PicoP display engine and image capture technologies and the market acceptance and competitive position of such products. If revenues are less than we anticipate, if the mix of revenues varies from anticipated amounts or if expenses exceed the amounts budgeted, we may require additional capital earlier than expected to fund our operations. In addition, our operating plan provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments by us.

Additional capital may not be available to us, or if available, on terms acceptable to us or on a timely basis. Raising additional capital may involve issuing securities with rights and preferences that are senior to our common stock and may dilute the value of current shareholders' shares. If adequate funds are not available on a timely basis we intend to consider limiting our operations substantially to extend out funds as we pursue other financing opportunities and business relationships. This limitation of operations could include reducing our planned investment in working capital to fund growth and delaying development projects resulting in reductions in staff and operating costs as well as reductions in capital expenditures and investment in research and development.

If we sell shares of our common stock under our committed equity financing facilities, our existing stockholders will experience immediate dilution and, as a result, our stock price may go down.

In May 2011, we entered into a committed equity financing facility, or financing arrangement, under which we may sell up to $40 million of shares of our common stock to Azimuth over a 24-month period subject to a maximum of 21,018,431 shares, including the 225,000 shares of common stock we issued to Azimuth in May 2011 as compensation for their commitment to enter into the financing arrangement. In September 2011, we entered into another committed equity financing facility under which we may sell up to $35 million of shares of our common stock to Azimuth over a 24-month period subject to a maximum of 22,030,737 shares of common stock. The sale of shares of our common stock pursuant to these financing arrangements will have a dilutive impact on our existing stockholders. Azimuth may resell some or all of the shares we issue to them under the financing arrangement and such sales could cause the market price of our common stock to decline, which decline could be significant.

We may not have access to the full amount available under the committed equity financing facility.

Although the committed equity financing facilities with Azimuth provides for access to up to $75 million, before Azimuth is obligated to purchase any shares of our common stock pursuant to a draw down notice, certain conditions specified in the purchase agreement must be met. Some of such conditions are not in our control. There is no guarantee that these conditions will be met nor is there any guarantee that any of the other conditions in the purchase agreement will be met that would enable a draw down of any portion of the amounts available under the equity line with Azimuth.

If we cannot manufacture products at competitive prices, our financial results will be adversely affected.

We are currently negotiating component pricing with suppliers for our current and future products. The cost per unit for PicoP-based accessory projectors currently exceeds the level at which we could expect to profitably sell these products. If we cannot lower our cost of production, we may face increased demands on our financial resources, possibly requiring additional equity and/or debt financing to sustain our business operations.

We cannot be certain that our technology platform or products incorporating our PicoP display engine will achieve market acceptance. If products incorporating the PicoP display engine do not achieve market acceptance, our revenues may not grow.

Our success will depend in part on customer acceptance of the PicoP display engine. The PicoP display engine may not be accepted by manufacturers who use display technologies in their products, by systems integrators who incorporate our products into their products or by end users of these products. To be accepted, the PicoP display engine must meet the expectations of our potential customers in the consumer, defense, industrial, and medical markets. If our technology fails to achieve market acceptance, we may not be able to continue to develop our technology platform.

Our planned future products are dependent on advances in technology by other companies.

We rely on and will continue to rely on technologies, such as light sources, MEMS and optical components that are developed and produced by other companies. The commercial success of certain of our planned future products will depend in part on advances in these and other technologies by other companies. We may, from time to time, contract with and support companies developing key technologies in order to accelerate the development of them for our specific uses. There are no guarantees that such activities will result in useful technologies or components for us.

We are dependent on a small number of customers for our revenue. Our quarterly performance may vary substantially and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and potentially expose us to litigation.

Since 2010, most of our revenues have been generated from product sales to a limited number of customers and distribution partners. Our quarterly operating results may vary significantly based on:

  commercial acceptance of our PicoP-based products;
  the rate at which our distributors can achieve sell through of our products;
  changes in evaluations and recommendations by any securities analysts following our stock or our industry generally;
  announcements by other companies in our industry;
  changes in business or regulatory conditions;
  announcements or implementation by our competitors of technological innovations or new products;
  the status of particular development programs and the timing of performance under specific development agreements;
  economic and stock market conditions; or
  other factors unrelated to our company or industry.

In one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors and the trading price of our common stock may decline as a consequence. In addition, following periods of volatility in the market price of a company's securities, shareholders often have instituted securities class action litigation against that company. If we become involved in a class action suit, it could divert the attention of management, and, if adversely determined, could require us to pay substantial damages.

We or our customers may fail to perform under open orders, which could adversely affect our operating results and cash flows.

Our backlog of open orders totaled $5.1 million as of September 30, 2011. We may be unable to meet the performance requirements, including performance specifications or delivery dates, required by such purchase orders. Further, our customers may be unable or unwilling to perform their obligations there under on a timely basis or at all if, among other reasons, our products and technologies do not achieve market acceptance, our customers' products and technologies do not achieve market acceptance or our customers otherwise fail to achieve their operating goals. To the extent we are unable to perform under such purchase orders or to the extent customers are unable or unwilling to perform, our operating results and cash flows could be adversely affected.

It may become more difficult to sell our stock in the public market.

Our common stock is listed for quotation on The NASDAQ Global Market. On October 26, 2011, we received a deficiency notice from The NASDAQ Stock Market advising us that for 30 consecutive trading days preceding the date of the notice, the bid price of our common stock had closed below the $1.00 per share minimum required for continued listing on The NASDAQ Global Market pursuant to NASDAQ's listing requirements. In accordance with NASDAQ's listing rules, we have 180 calendar days, or until April 23, 2012, to regain compliance with this requirement. During this initial 180-day compliance period, we can regain compliance if the bid price of our common stock closes at $1.00 or higher for a minimum of ten consecutive business days. If we are unable to continue to meet NASDAQ'S listing maintenance standards for any reason, our common stock could be delisted from The NASDAQ Global Market. If our common stock were delisted, we likely would seek to list the common stock on the NASDAQ Capital Market, the American Stock Exchange or on a regional stock exchange. Listing on such other market or exchange could reduce the liquidity of our common stock. If our common stock were not listed on the NASDAQ Capital Market or an exchange, trading of our common stock would be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities or directly through market makers in our common stock. If our common stock were to trade in the over-the-counter market, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the common stock. A delisting from The NASDAQ Global Market and failure to obtain listing on such other market or exchange would subject our securities to so-called penny stock rules that impose additional sales practice and market-making requirements on broker-dealers who sell or make a market in such securities. Consequently, removal from The NASDAQ Global Market and failure to obtain listing on another market or exchange could affect the ability or willingness of broker-dealers to sell or make a market in our common stock and the ability of purchasers of our common stock to sell their securities in the secondary market. In addition, when the market price of our common stock is less than $5.00 per share, we become subject to penny stock rules even if our common stock is still listed on The NASDAQ Global Market. While the penny stock rules should not affect the quotation of our common stock on The NASDAQ Global Market, these rules may further limit the market liquidity of our common stock and the ability of investors to sell our common stock in the secondary market. The market price of our stock has mostly traded below $5.00 per share during 2011, 2010 and 2009. On October 26, 2011, the closing price of our stock was $0.75.

Our lack of financial and technical resources relative to our competitors may limit our revenues, potential profits, overall market share or value.

Our current products and potential future products will compete with established manufacturers of existing products and companies developing new technologies. Many of our competitors have substantially greater financial, technical and other resources than we have. Because of their greater resources, our competitors may develop products or technologies that are superior to our own. The introduction of superior competing products or technologies could result in reduced revenues, lower margins or loss of market share, any of which could reduce the value of our business.

We may not be able to keep up with rapid technological change and our financial results may suffer.

The information display industry has been characterized by rapidly changing technology, accelerated product obsolescence and continuously evolving industry standards. Our success will depend upon our ability to further develop our technology platform and to cost effectively introduce new products and features in a timely manner to meet evolving customer requirements and compete with competitors' product advances.

We may not succeed in these efforts because of:

  delays in product development;
  lack of market acceptance for our products; or
  lack of funds to invest in product development and marketing.

The occurrence of any of the above factors could result in decreased revenues, market share and value.

We could face lawsuits related to our use of the PicoP display engine or other technologies. Defending these suits would be costly and time consuming. An adverse outcome in any such matter could limit our ability to commercialize our technology and products, reduce our revenues and increase our operating expenses.

We are aware of several patents held by third parties that relate to certain aspects of light scanning displays and image capture products. These patents could be used as a basis to challenge the validity, limit the scope or limit our ability to obtain additional or broader patent rights of our patents or patents we have licensed. A successful challenge to the validity of our patents or patents we have licensed could limit our ability to commercialize our technology and the PicoP display engine and, consequently, materially reduce our revenues. Moreover, we cannot be certain that patent holders or other third parties will not claim infringement by us with respect to current and future technology. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently pending U.S. applications will eventually be issued with claims that will be infringed by our products or our technology. The defense and prosecution of a patent suit would be costly and time consuming, even if the outcome were ultimately favorable to us. An adverse outcome in the defense of a patent suit could subject us to significant costs, to require others and us to cease selling products that incorporate the PicoP display engine, to cease licensing our technology or to require disputed rights to be licensed from third parties. Such licenses, if available, would increase our operating expenses. Moreover, if claims of infringement are asserted against our future co-development partners or customers, those partners or customers may seek indemnification from us for damages or expenses they incur.

If we fail to manage expansion effectively, our revenue and expenses could be adversely affected.

Our ability to successfully offer products and implement our business plan in a rapidly evolving market requires an effective planning and management process. The growth in business and relationships with customers and other third parties has placed, and will continue to place, a significant strain on our management systems and resources. We will need to continue to improve our financial and managerial controls, reporting systems and procedures and will need to continue to train and manage our work force.

Our products may be subject to future health and safety regulations that could increase our development and production costs.

Products incorporating the PicoP display engine could become subject to new health and safety regulations that would reduce our ability to commercialize the PicoP display engine. Compliance with any such new regulations would likely increase our cost to develop and produce products using the PicoP display engine and adversely affect our financial results.

Our dependence on sales to distributors increases the risks of managing our supply chain and may result in excess inventory or inventory shortages.

We expect the majority of our distributor relationships for our accessory pico projector and its accessories to involve the distributor taking inventory positions and reselling to multiple customers. With these distributor relationships, we would not recognize revenue until the distributors sell the product through to their end user customers. Our distributor relationships may reduce our ability to forecast sales and increases risks to our business. Since our distributors would act as intermediaries between us and the end user customers, we would be required to rely on our distributors to accurately report inventory levels and production forecasts. This may require us to manage a more complex supply chain and monitor the financial condition and credit worthiness of our distributors and the end user customers. Our failure to manage one or more of these risks could result in excess inventory or shortages that could adversely impact our operating results and financial condition.

Our future growth will suffer if we do not achieve sufficient market acceptance of our products to compete effectively.

Our success depends, in part, on our ability to gain acceptance of our current and future products by a large number of customers. Achieving market acceptance for our products will require marketing efforts and the expenditure of financial and other resources to create product awareness and demand by potential customers. We may be unable to offer products consistently, or at all, that compete effectively with products of others on the basis of price or performance. Failure to achieve broad acceptance of our products by potential customers and to effectively compete would have a material adverse effect on our operating results.

Our operating results may be adversely impacted by worldwide political and economic uncertainties and specific conditions in the markets we address.

In the recent past, general worldwide economic conditions have experienced a downturn due to slower economic activity, concerns about inflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, and adverse business conditions. Any continuation or worsening of the current global economic and financial conditions could materially adversely affect (i) our ability to raise, or the cost of, needed capital, (ii) demand for our current and future products and (iii) our ability to commercialize products. We cannot predict the timing, strength, or duration of any economic slowdown or subsequent economic recovery, worldwide, or in the display industry.

Because we plan to continue using foreign contract manufacturers, our operating results could be harmed by economic, political, regulatory and other factors in foreign countries.

We currently use a contract manufacturer in Asia to manufacture our accessory pico projector product, and we plan to use foreign manufacturers to manufacture future products, where appropriate. These international operations are subject to inherent risks, which may adversely affect us, including:

  political and economic instability;
  high levels of inflation, historically the case in a number of countries in Asia;
  burdens and costs of compliance with a variety of foreign laws;
  foreign taxes;

  changes in tariff rates or other trade and monetary policies; and
  changes or volatility in currency exchange rates.

If we have to qualify a new contract manufacturer or foundry for our products, we may experience delays that result in lost revenues and damaged customer relationships.

We rely on single suppliers to manufacture our PicoP display engine, our SHOWWX products and our MEMS chips in wafer form. The lead time required to establish a relationship with a new contract manufacturer or foundry is long, and it takes time to adapt a product's design to a particular manufacturer's processes. Accordingly, there is no readily available alternative source of supply for these products and components in high volumes. This could cause significant delays in shipping products if we have to change our source of supply and manufacture quickly, which may result in lost revenues and damaged customer relationships.

If we experience delays or failures in developing commercially viable products, we may have lower revenues.

We have begun sales of units incorporating the PicoP display engine. However, we must undertake additional research, development and testing before we are able to develop additional products for commercial sale. Product development delays by us or our potential product development partners, or the inability to enter into relationships with these partners, may delay or prevent us from introducing products for commercial sale. We intend to rely on third-party developments or to contract with other companies to continue development of green laser devices we will need for our products.

Our success will depend, in part, on our ability to secure significant third-party manufacturing resources.

We are developing our capability to manufacture products in commercial quantities. Our success depends, in part, on our ability to provide our components and future products in commercial quantities at competitive prices. Accordingly, we will be required to obtain access, through business partners or contract manufacturers, to manufacturing capacity and processes for the commercial production of our expected future products. We cannot be certain that we will successfully obtain access to sufficient manufacturing resources. Future manufacturing limitations of our suppliers could result in a limitation on the number of products incorporating our technology that we are able to produce.

If our licensors and we are unable to obtain effective intellectual property protection for our products and technology, we may be unable to compete with other companies.

Intellectual property protection for our products is important and uncertain. If we do not obtain effective intellectual property protection for our products, processes and technology, we may be subject to increased competition. Our commercial success will depend in part on our ability and the ability of our licensors to maintain the proprietary nature of the PicoP display and other key technologies by securing valid and enforceable patents and effectively maintaining unpatented technology as trade secrets. We try to protect our proprietary technology by seeking to obtain United States and foreign patents in our name, or licenses to third-party patents, related to proprietary technology, inventions, and improvements that may be important to the development of our business. However, our patent position and the patent position of our licensors involve complex legal and factual questions. The standards that the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Additionally, the scope of patents are subject to interpretation by courts and their validity can be subject to challenges and defenses, including challenges and defenses based on the existence of prior art. Consequently, we cannot be certain as to the extent to which we will be able to obtain patents for our new products and technology or the extent to which the patents that we already own or license from others protect our products and technology. Reduction in scope of protection or invalidation of our licensed or owned patents, or our inability to obtain new patents, may enable other companies to develop products that compete with ours on the basis of the same or similar technology.

We also rely on the law of trade secrets to protect unpatented know-how and technology to maintain our competitive position. We try to protect this know-how and technology by limiting access to the trade secrets to those of our employees, contractors and partners with a need to know such information and by entering into confidentiality agreements with parties that have access to it, such as our employees, consultants and business partners. Any of these parties could breach the agreements and disclose our trade secrets or confidential information, or our competitors might learn of the information in some other way. If any trade secret not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position could be materially harmed.

We could be exposed to significant product liability claims that could be time-consuming and costly, divert management attention and adversely affect our ability to obtain and maintain insurance coverage.

We may be subject to product liability claims if any of our product applications are alleged to be defective or cause harmful effects. For example, because some of our PicoP displays are designed to scan a low power beam of colored light into the user's eye, the testing, manufacture, marketing and sale of these products involve an inherent risk that product liability claims will be asserted against us. Product liability claims or other claims related to our products, regardless of their outcome, could require us to spend significant time and money in litigation, divert management time and attention, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products.

Our development agreements have long sales cycles, which make it difficult to plan our expenses and forecast our revenues.

Our development agreements have lengthy sales cycles that involve numerous steps including determination of a product application, exploring the technical feasibility of a proposed product, evaluating the costs of manufacturing a product and manufacturing or contracting out the manufacturing of the product. Our long sales cycle, which can last several years, makes it difficult to predict the quarter in which contract signing and revenue recognition will occur. Delays in entering into development agreements could cause significant variability in our revenues and operating results for any particular quarterly period.

Our development contracts may not lead to products that will be profitable.

Our development contracts, including without limitation those discussed in this document, are exploratory in nature and are intended to develop new types of products for new applications. These efforts may prove unsuccessful and these relationships may not result in the development of products that will be profitable.

If we lose our rights under our third-party technology licenses, our operations could be adversely affected.

Our business depends in part on technology rights licensed from third parties. We could lose our exclusivity or other rights to use the technology under our licenses if we fail to comply with the terms and performance requirements of the licenses. In addition, certain licensors may terminate a license upon our breach and have the right to consent to sublicense arrangements. If we were to lose our rights under any of these licenses, or if we were unable to obtain required consents to future sublicenses, we could lose a competitive advantage in the market, and may even lose the ability to commercialize certain products completely. Either of these results could substantially decrease our revenues.

We are dependent on third parties in order to develop, manufacture, sell and market our products.

Our strategy for commercializing our technology and products incorporating the PicoP display engine includes entering into cooperative development, manufacturing, sales and marketing arrangements with corporate partners, original equipment manufacturers and other third parties. We cannot be certain that we will be able to negotiate arrangements on acceptable terms, if at all, or that these arrangements will be successful in yielding commercially viable products. If we cannot establish these arrangements, we would require additional capital to undertake such activities on our own and would require extensive manufacturing, sales and marketing expertise that we do not currently possess and that may be difficult to obtain. In addition, we could encounter significant delays in introducing the PicoP display engine or find that the development, manufacture or sale of products incorporating the PicoP display engine would not be feasible. To the extent that we enter into cooperative development, sales and marketing or other joint venture arrangements, our revenues will depend upon the performance of third parties. We cannot be certain that any such arrangements will be successful.

Loss of any of our key personnel could have a negative effect on the operation of our business.

Our success depends on our executive officers and other key personnel and on the ability to attract and retain qualified new personnel. Achievement of our business objectives will require substantial additional expertise in the areas of sales and marketing, research and product development and manufacturing. Competition for qualified personnel in these fields is intense, and the inability to attract and retain additional highly skilled personnel, or the loss of key personnel, could reduce our revenues and adversely affect our business.

ITEM 6. Exhibits

31.1	Chief Executive Officer Certification Pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Chief Financial Officer Certification Pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Chief Executive Officer Certification pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Chief Financial Officer Certification pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase
*

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROVISION, INC.
Date: November 1, 2011	BY:	/s/ Alexander Y. Tokman
Alexander Y. Tokman
Chief Executive Officer (Principal Executive Officer)

Date: November 1, 2011	BY:	/s/ Jeff Wilson
Jeff Wilson
Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)

EXHIBIT INDEX

The following documents are filed herewith.

Exhibit Number	Description
31.1	Chief Executive Officer Certification Pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Chief Financial Officer Certification Pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Chief Executive Officer Certification pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Chief Financial Officer Certification pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase
*

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.